Exhibit 36

Confidential

English Translation of Chinese Original

Earnest Money Agreement

This earnest money agreement (this “Agreement”) is entered on September 1, 2016 by and between

(1)                                 Sanpower Group Co., Ltd., a company established in the People’s Republic of China, the registration number of which is 320100000105241, with its registered office at 11th Floor, Tower A2, No. 18 Zhongshan East Road, Baixia District, Nanjing, the People’s Republic of China (“Sanpower”); and

(2)                                 Golden Meditech Holdings Limited, a corporation established and validly existing under the laws of Cayman Islands, and listed on the Stock Exchange of Hong Kong (stock code: 00801) (“ Golden Meditech”).

Each of Sanpower and Golden Meditech is referred to as a “Party”, and collectively the “Parties”.

Whereas,

(A)                               Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”), a subsidiary of Sanpower, intends to fully acquire China Cord Blood Corporation (“China Cord”), a company listed on the New York Stock Exchange (stock code: CO) by share issuance and cash payment, and therefore entered into a share purchase agreement (“SPA”) and an agreement to purchase assets by share issuance and cash payment (“APA”), each dated January 6, 2016, with Golden Meditech and Golden Meditech Stem Cells (BVI) Company Limited (“GMSC(BVI)”) , a wholly owned subsidiary of Golden Meditech, respectively.  As of the date hereof, the transaction plan under the APA (the “Existing Transaction Plan”) has been submitted to China Securities Regulatory Commission for approval;

(B)                               Due to recent change of policies, there is significant uncertainty existing with respect to the China Securities Regulatory Commission’s approval of the Existing Transaction Plan.  To facilitate the transaction, the Parties are discussing an alternative transaction plan, including, without limitation, Sanpower or one of its affiliates to raise money and set up a fund to acquire the same subject matter under the APA (the “Alternative Transaction Plan”);

(C)                               After consultation between the Parties, in consideration of Golden Meditech’s agreement to enter into negotiation with Sanpower in relation to the Alternative Transaction Plan, Sanpower agrees to pay an earnest money to Golden Meditech to ensure the smooth progress of the Existing Transaction Plan and the Alternative Transaction Plan (if applicable);

Therefore, the Parties agree as follows:

1.                                      Sanpower shall pay an earnest money in the amount of RMB 300 million (or its equivalent in foreign currency) to Golden Meditech for proceeding with the negotiation of the Alternative Transaction Plan.  Such amount shall be paid within ten business days following the date of this Agreement to a bank account designated by Golden Meditech.  The specific method of payment, including without limitation, the currency and way of payment, will be determined by the Parties separately.  Golden Meditech shall inform Sanpower of the bank account related information designated to receive the money in writing within at least three business days prior to the date of payment agreed by the Parties.

2.                                      The Parties agree that by taking into account of the specific condition of the Alternative Transaction Plan, the earnest money may be converted into and form a part of the purchase price to be paid under the Alternative Transaction Plan in accordance with the method agreed by the Parties.  The Parties acknowledge that in case (i) the Existing Transaction Plan comes into effect in accordance with the APA and is approved, or (ii) the Existing Transaction Plan is withdrawn and the Parties fail to enter into any legally binding purchase agreement with respect to the Alternative Transaction Plan within [two] months following the withdrawal of the Existing Transaction Plan (or any other period agreed by the Parties), or (iii) the purchase agreement with respect to the Alternative Transaction Plan has been entered into but the earnest money does not constitute a part of the purchase price under the Alternative Transaction Plan, Golden Meditech shall return the earnest money without any interest accrued thereon to Sanpower within six months following the occurrence of any of the above events, unless Sanpower agrees to postpone the refund in writing.  The specific way of refund will be determined by the Parties separately.

3.                                      The Parties agree that if all the conditions precedent under the Alternative Transaction Plan which Golden Meditech and GMSC(BVI) are responsible to fulfil have been fulfilled but the Alternative Transaction Plan does not come into effect, cannot be implemented or completed otherwise than resulting from force majeure, Golden Meditech shall not be obliged to return the earnest money (including the interest accrued thereon), and any rights of Golden Meditech and GMSC(BVI) under the Alternative Transaction Plan shall not be affected.

4.                                      The Parties agree to use their best reasonable efforts to cause a legally binding agreement with respect to the Alternative Transaction Plan to be executed within two months following the date of this Agreement (or any other period agreed by the Parties).

5.                                      For the avoidance of doubt, Golden Meditech hereby states that the execution of this Agreement and its participation in the negotiation of the Alternative Transaction Plan do not constitute, indicate or imply that a waiver of the rights of GMSC(BVI) and/or Golden Meditech under the SPA or the APA, including any claims it may have against Nanjing Xinjiekou.

6.                                      This Agreement is governed by the laws of the People’s Republic of China.  The Parties agree to submit any and all disputes arising out of or in connection with this Agreement to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in Beijing in accordance with the arbitration rules of CIETAC then in effect.

[Signature page follows]

Signature page

This Agreement is executed by each of the duly authorized representatives of the Parties on September 1, 2016.

Sanpower Group Co., Ltd (corporate seal)

Signature:	/s/ Yafei YUAN

Name:	Yafei YUAN

Title:	Chairman of the Board of Directors

Golden Meditech Holdings Limited (corporate seal)

Signature:	/s/ Yuen KAM

Name:	Yuen KAM

Title:	Director